Exhibit 99.1

August 4, 2014

Lumenis Ltd. Reports Second Quarter Financial Results

•	Revenue growth of 9.3% -- 8th consecutive quarter of year-over-year growth

Yokneam, Israel – August 4, 2014 – Lumenis Ltd., the world's largest medical laser company for surgical, ophthalmic and aesthetic applications, today announced second quarter 2014 financial results.

Second Quarter 2014 Summary:

•	Revenues of $72.5 million, up 9.3% year-over-year
•	Adjusted EBITDA of $7.7 million, up 31.1% year-over-year
•	Non-GAAP Net Income of $4.7 million, up 65.1% year-over-year. GAAP Net Income of $3.5 million
•	Non-GAAP Net Income per diluted share of $0.13, up 36.1% year-over-year
•	$4.8 million net cash flow generated from ongoing business activities (1) in the 3-month period ended June 30, 2014

"We continue to report solid revenue growth year-over-year, driven by the combination of successful sales execution and the early adoption of our newly launched products” said Tzipi Ozer-Armon, Chief Executive Officer. “Our performance in the second quarter is the outcome of both strong fundamentals and improved business activity in all three segments, led by our Aesthetic business. In addition, three of our four geographic regions reported double-digit growth. We also demonstrated continued strong improvement in all profit metrics in the quarter. We remain focused on our well-defined growth strategy of expanding our geographic footprint and introducing new products, and we are confident in our outlook for the rest of 2014.”

Second Quarter 2014 Financial Results

Total revenue in the second quarter of 2014 was $72.5 million, an increase of 9.3% compared to revenue of $66.3 million last year. Product revenue was $58.9 million, an increase of 10.6% compared to product revenue of $53.3 million last year. Service revenue was $13.6 million, an increase of 4.2% compared to service revenue of $13.0 million last year. Total revenue growth was driven by all three business segments, with particular strength coming from our Aesthetic segment. By geography, Asia Pacific (APAC), Europe, the Middle East and Africa (EMEA) and Japan posted double-digit growth year-over-year, offset partially by a decrease in sales in the Americas compared to last year.

Second quarter 2014 gross profit was $39.1 million, an increase of $3.8 million, or 10.7%, compared to $35.3 million last year. Second quarter 2014 GAAP gross margin increased 66 basis points to 53.9%, compared to 53.2% last year.

On a GAAP Basis:

Second quarter 2014 GAAP operating expenses were $34.0 million, an increase of $9.7 million, or 39.7%, compared to operating expenses of $24.3 million last year. Second quarter 2013 operating expenses included one-time benefit of approximately $7.1 million related to legal settlements. Excluding the legal settlements benefit, the increase in operating expenses year-over-year was mainly driven by increased investment in sales and marketing and increased general and administrative expenses, including one-time IPO related expenses, offset partially by lower R&D expense compared to last year.

Second quarter 2014 GAAP operating income was $5.1 million, a decrease of $5.9 million, or 53.5%, compared to GAAP operating income of $11.0 million last year. Second quarter 2014 GAAP operating margin was 7.1%, compared to 16.6% last year. Second quarter 2013 GAAP operating profit included the aforementioned one-time benefit related to a legal settlements.

Second quarter 2014 GAAP net income was $3.5 million, a decrease of $5.8 million, compared to $9.4 million last year. GAAP net income per diluted share was $0.10 in the second quarter of 2014 compared to $0.32 last year, based on 35.8 million and 29.5 million diluted shares outstanding respectively.

On a Non-GAAP Basis:

Second quarter 2014 Non-GAAP operating income was $6.1 million, an increase of $1.7 million, or 38.0%, compared to Non-GAAP operating income of $4.4 million last year. Second quarter 2014 Non-GAAP operating margin was 8.4%, compared to 6.6% last year. Second quarter of 2014, Non-GAAP operating income excludes $0.3 million in one-time expense related to our IPO and stock based compensation expense of approximately $0.7 million.

Second quarter 2014 Adjusted EBITDA was $7.7 million, an increase of $1.8 million, or 31.1%, compared to $5.9 million last year. Adjusted EBITDA margin was 10.6% compared to 8.8% last year.

Second quarter 2014 Non-GAAP net income was $4.7 million, an increase of $1.9 million, or 65.1%, compared to $2.9 million last year. In addition to the above mentioned adjustments to operating income, second quarter 2014 Non-GAAP net income excludes revaluation expense of embedded derivatives of $0.2 million.

Second quarter 2014 Non-GAAP net income per diluted share was $0.13 compared to $0.10 last year based on 35.8 million and 29.5 million diluted shares outstanding respectively.

Cash and cash equivalents were $111.6 million as of June 30, 2014 compared to $42.8 million as of December 31, 2013. The increase in cash and cash equivalents is primarily due to net proceeds related to our IPO, $8.0 million cash flow generated from ongoing business activities, offset partially by cash payments to Bank Hapoalim B.M of $6.0 million related to the completion of the IPO and achievement of a profitability milestone, as well as to additional IPO-related payments of $1.0 million.

Full Year 2014 Financial Guidance

Following the second quarter results we are raising the guidance for the full year ended December 31, 2014, and we expect to report:

•	Revenue in a range of $284 to $287 million, representing an increase of 7% to 8% year-over-year. This compares to prior revenue guidance of $282 to $285 million.
•	Adjusted EBITDA in a range of $29.1 to $30.6 million, representing an increase of 12% to 18% year-over-year. This compares to prior EBITDA guidance of $28.6 to $30.2 million.
•
Non-GAAP Net Income in a range of $18.1 to $19.6 million, representing an increase of 22% to 32% year-over-year, and Non-GAAP EPS of $0.51 to $0.55. This compares to prior net income guidance of $17.6 to $19.2 million and Non-GAAP EPS guidance of $0.50 to $0.54.

(1): Net cash flow generated from ongoing business activities includes cash flow from operating and investing activities as well as foreign currency translation adjustments related to cash and cash equivalents in the period excluding a total of $7.0 million related to payments to Bank Hapoalim B.M and IPO related payments.

Conference Call

Lumenis will host a conference call on Monday, August 4, 2014 at 5:00 p.m. Eastern Time to discuss its second quarter 2014 financial results. The call will be concurrently webcast. To listen to the conference call on your telephone, please dial the following numbers approximately ten minutes prior to the start of the call: 888-312-3048 for callers based in the United States, 1-80-924-5906 for callers based in Israel and 719-457-1035 for callers based in all other countries. The reservation code for the call is 7955361. To access the live audio webcast or subsequent archived recording, visit the Investor Relations section of Lumenis’ website at http://investor.lumenis.com. A telephone replay of the call will be available for 14 days following the call. To listen to the replay, please dial 888-203-1112 for United States-based callers and 719-457-0820 for international callers. The reservation code is 7955361. A replay of the webcast will be available on the investor relations page of the company's website.

About Lumenis

Lumenis is a global leader in the field of minimally-invasive clinical solutions for the Surgical, Ophthalmology and Aesthetic markets, and is a world-renowned expert in developing and commercializing innovative energy-based technologies, including Laser, Intense Pulsed Light (IPL) and Radio-Frequency (RF). For nearly 50 years, Lumenis' ground-breaking products have redefined medical treatments and have set numerous technological and clinical gold-standards. Lumenis has successfully created solutions for previously untreatable conditions, as well as designed advanced technologies that have revolutionized existing treatment methods in each and every one of the verticals we operate in. Our drive for innovation stems from an uncompromising commitment to improving the health and well-being of our patients; addressing new and growing needs of aging populations; and in offering medical professionals cutting-edge solutions that fit seamlessly into the health-economics environment of the 21st century. The world over, we bring Energy to Healthcare. For more information visit: www.lumenis.com

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to the Company's plans, objectives and expectations for future operations, including its projected results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading "Risk Factors" in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

LUMENIS LTD. AND SUBSIDIARIES
Total Revenue, By Geography
(unaudited)

(U.S. dollars in thousands)	Ended June 30, Three Months			Six Months Ended June 30,
	2014	2013	Change	2014	2013	Change
Americas	$21,972	$23,228	(5.4)%	$43,517	$43,807	(0.7)%
APAC	26,891	23,605	13.9%	45,646	40,215	13.5%
EMEA	13,231	11,048	19.8%	27,491	22,451	22.4%
Japan	10,397	8,429	23.3%	21,641	19,948	8.5%
Total Revenues	$72,491	$66,310	9.3%	$138,295	$126,421	9.4%

LUMENIS LTD. AND SUBSIDIARIES
Total Revenue, By Segment
(unaudited)

(U.S. dollars in thousands)	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	Change	2014	2013	Change
Aesthetic	$31,484	$25,870	21.7%	$58,048	$47,481	22.3%
Surgical	27,023	26,667	1.3%	51,368	49,869	3.0%
Ophthalmic	13,984	13,773	1.5%	28,879	29,071	(0.7)%
Total Revenues	$72,491	$66,310	9.3%	$138,295	$126,421	9.4%

LUMENIS LTD. AND SUBSIDIARIES
Condensed Consolidated Balance Sheet
(Unaudited)

	June 30,	December 31,
U.S. dollars in thousands	2014	2013

ASSETS
Cash and cash equivalents	$111,648	$42,811
Trade receivables (net of allowance for doubtful accounts of $2,522 and $2,690 in 2014 and 2013, respectively)	46,039	42,867
Prepaid Expenses and other receivables	8,791	10,194
Inventories	42,100	36,075
Total Current Assets	208,578	131,947
Finished goods used in operations, net	5,536	4,793
Property and equipment, net	8,961	8,094
Goodwill	50,217	50,217
Severance pay fund	3,519	3,875
Other assets	7,199	7,519
Total Long-Term Assets	75,432	74,498
TOTAL ASSETS	$284,010	$206,445

LIABILITIES AND SHAREHOLDERS' EQUITY
Restructured debt	$17,181	$17,493
Trade payables	33,910	24,553
Other accounts payable and accrued expenses	38,971	39,413
Deferred revenues and customers advances	20,856	19,057
Total Current Liabilities	110,918	100,516
Restructured debt	50,936	52,024
Accrued post-employment benefits	8,745	8,906
Deferred revenues	7,674	8,144
Other liabilities	19,135	19,155
Total Long-Term Liabilities	86,490	88,229
TOTAL LIABILITIES	197,408	188,745
SHAREHOLDERS' EQUITY	86,602	17,700
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$284,010	$206,445

LUMENIS LTD. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
U.S. dollars in thousands (except per share data)	2014	2013	2014	2013

Revenues:
Products	$58,896	$53,261	$111,502	$100,459
Services	13,595	13,049	26,793	25,962
Total Revenues	72,491	66,310	138,295	126,421

Cost of Revenues
Products	26,748	23,979	51,436	46,436
Services	6,669	7,029	13,198	13,997
Total Cost of Revenues	33,417	31,008	64,634	60,433

Gross Profit	39,074	35,302	73,661	65,988

Operating Expenses:
Research and development, net	4,982	5,368	11,250	10,420
Selling and marketing	22,836	21,055	43,697	40,065
General and administrative	6,144	4,577	12,016	9,463
Legal settlement, net	-	(6,692)	-	(6,692)
Total Operating Expenses	33,962	24,308	66,963	53,256

Operating Income	5,112	10,994	6,698	12,732

Financial expenses, net	847	867	906	1,833
IPO related Bank Cash Fee	-	-	4,000	-
Total Financial Expenses	847	867	4,906	1,833

Tax expenses	747	762	1,411	1,576
Net Income	$3,518	$9,365	$381	$9,323

Net income per common shares:
Basic	$0.10	$0.32	$0.01	$0.32
Diluted	$0.10	$0.32	$0.01	$0.32

Weighted-average common shares outstanding:
Basic	35,596,777	28,982,409	33,242,381	28,982,023
Diluted	35,796,271	29,451,610	34,006,081	29,439,366

LUMENIS LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
U.S. dollars in thousands	2014	2013	2014	2013

Cash flows from operating activities:
Net income	$3,518	$9,365	$381	$9,323
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,609	1,460	3,197	2,712
Compensation related to employees stock option plan	650	415	1,444	820
Adjustments related to restructured debt	(759)	(550)	2,368	(1,283)
Revaluation of financial assets and other, net	(174)	54	122	492
Deferred income taxes, net	(134)	(76)	457	356
Increase in trade receivables, net	(4,930)	(3,001)	(2,836)	(6,173)
Decrease (increase) in inventories and finished goods used in operations	(5,700)	(201)	(8,400)	663
Decrease (increase) in prepaid expenses and other receivables	1,638	(386)	985	(415)
Increase in trade payables	7,212	1,478	9,009	6,173
Increase (decrease) in other accounts payables and accrued expenses (including short and long-term deferred revenues and customer advances)	(4,662)	3,075	(4,227)	3,010
Increase (decrease) in accrued post-employment benefits, net	115	(23)	153	123
Increase in other long term liabilities	633	367	366	866
Net cash provided by (used in) operating activities	(984)	11,977	3,019	16,667

Cash flows from investing activities:
Purchase of property and equipment	(1,237)	(872)	(2,156)	(1,510)
Investment in short & Long term bank deposits	(110)	-	(110)	-
Proceeds from maturity of short & Long term bank deposits	8	159	8	159
Net cash used in investing activities	(1,339)	(713)	(2,258)	(1,351)

Cash flows from financing activities:
Issuance of share capital, net	(1,036)	-	67,816	-
Proceeds from exercise of share options	-	-	35	12
Net cash provided by (used in) financing activities	(1,036)	-	67,851	12

Foreign currency translation adjustments related to Cash and cash equivalents	138	25	225	(296)

Increase (decrease) in cash and cash equivalents	(3,221)	11,289	68,837	15,032
Cash and cash equivalents at the beginning of the period	114,869	30,846	42,811	27,103
Cash and cash equivalents at the end of the period	$111,648	$42,135	$111,648	$42,135

Supplemental information and disclosures of non-cash investing and financing activities:
Issuance costs by utilizing prepayments	-	-	311	-
Accrued issuance costs	-	-	521	-
Purchase of property and equipment	444	425	444	425

Use of Non-GAAP Financial Measures:

The Company has presented the following non-GAAP financial measures in this press release: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, adjusted EBITDA, non- GAAP net income per share and adjusted EBITDA margin. The Company defines non-GAAP operating income as its reported operating income (GAAP) excluding stock-compensation expense, one-time charges and other non-recurring operating costs and expenses. The Company defines adjusted EBITDA as its non-GAAP net income before financial expenses, net, taxes on income, and excluding depreciation and amortization expense. The Company defines its non-GAAP net income to exclude non-recurring or unusual expenses.

LUMENIS LTD. AND SUBSIDIARIES
Reconciliation of GAAP to Non-GAAP Results
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. dollars in thousands)	2014	2013	2014	2013

Table of Reconciliation from GAAP Gross Profit to Non-GAAP Gross Profit
GAAP Gross Profit	$39,074	$35,302	$73,661	$65,988
Stock-based compensation	36	34	82	72
Non-GAAP Gross Profit	$39,110	$35,336	$73,743	$66,060

Table of Reconciliation from GAAP Operating Income to Non-GAAP Operating Income and Adjusted EBITDA
GAAP Operating Income	$5,112	$10,994	$6,698	$12,732
Stock-based compensation	650	415	1,443	820
Legal settlement	-	(7,097)	-	(6,977)
IPO related expenses	314	-	1,194	-
Other Non-Recurring items	-	90	-	90
Non GAAP Operating Income	6,076	4,402	9,335	6,665
Depreciation and Amortization	1,609	1,460	3,197	2,712
Adjusted EBITDA (Non-GAAP)	$7,685	$5,862	$12,532	$9,377

Table of Reconciliation from GAAP Net Income to Non-GAAP Net Income
GAAP Net Income	$3,518	$9,365	$381	$9,323
Stock-based compensation	650	415	1,443	820
Legal settlements	-	(7,097)	-	(6,977)
IPO related expenses	314	-	1,194	-
One-time payment to Bank Hapoalim BM	-	-	4,000	-
Revaluation of embedded derivatives and other non-recurring items	228	170	(111)	552
Non-GAAP Net Income	$4,710	$2,853	$6,907	$3,718

Table Comparing GAAP Diluted Net Income Per common Share to Non-GAAP Diluted Net Income Per Common Share
GAAP diluted net income per common share	$0.10	$0.32	$0.01	$0.32
Non-GAAP diluted net income per common share	$0.13	$0.10	$0.20	$0.13
Shares used in computing GAAP diluted net income per common share	35,796,271	29,451,610	34,006,081	29,439,366
Shares used in computing Non-GAAP diluted net income per common share	35,803,771	29,510,757	34,009,831	29,557,616